Exhibit 77(q)(1)(e)(13)

                                   SCHEDULE A

      The Series of ING Investors Trust (formerly The GCG Trust) as described in
Section 1 of the attached Portfolio Management Agreement, to which Salomon Brothers Asset Management Inc. shall act as Portfolio Manager are as follows:

ING Salomon Brothers All Cap Portfolio
ING Salomon Brothers Investors Portfolio